First Priority Financial Corp.

2 West Liberty Boulevard

Suite 104

Malvern, PA 19355

December 21, 2012

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4561

Dear Mr. Windsor:

In response to your letter dated December 18, 2012, we are pleased to present the following additional information with regard to our disclosure in our Amended Registration Statement on Form S-4. If you have further questions, we would appreciate the opportunity to discuss them with you at your convenience.

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Pursuant to the requirements of Rule 3-12 of Regulation S-X, we expect to file the 3rd Amendment, including updated financial data and independent accountant consents, during the week of December 24, 2012.

2.	We note your response to prior comments 1 and 2 in our letter dated November 16, 2012. It remains unclear to us how you have provided a persuasive argument concerning the realizability of your net deferred tax asset at December 31, 2010, 2011, and your most recent interim period in fiscal 2012 given the uncertainties inherent in the projections of future income you used to support your conclusions at the dates in question. Please provide us with an analysis that addresses the uncertainties you considered with respect to each of the major assumptions in your projections (e.g. loan growth, provision for loan losses, wealth management fee income, etc.), and describe how you considered the totality of the uncertainty of your projections in light of the guidance in ASC 740-10-30-23. Your analysis should separately address each assumption and how your projections were weighted at each reporting date.

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

In determining that a valuation allowance was required for the Company’s DTA, the Company considered all available evidence, including the losses sustained by the Company in its formation years. In determining whether a valuation allowance was not required for a portion of the Company’s DTA, the Company considered that cumulative losses in recent years is a significant piece of negative evidence that is difficult to overcome (ASC 740-10-30-23). However, ASC 740-10-30-22 provides for circumstances when such negative evidence can be overcome. This includes specifically the contractual nature of significant elements of the Company’s earnings (interest income and interest expense) as discussed below and as provided as an example in ASC 740-10-30-22 paragraph (a):

a.	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures

The Company’s net earnings are primarily comprised of interest income and interest expense. In each reporting period since December 31, 2010 and in each of the periods identified, the Company had loans and investments earning contractual rates of interest sufficient to cover contractual and discretionary interest expense, anticipated levels of loan losses, and existing and anticipated operating expenses, assuming a minimum level of transaction based fee income and wealth management income.

The table below presents the earnings forecasts used by the Company at each period, and is followed with a description of significant uncertainties:

	12 Mo Proj 2011 Budget	12 Mo Proj 2012 Budget	24 Mo Proj @ 6/30/12	24 Mo Proj @ 9/30/12
Income Statement
Interest income	14,900	13,343	27,308	27,057
Interest expense	4,785	3,867	7,057	6,769

Net interest income	10,115	9,476	20,251	20,288
Loan loss provision	938	549	1,138	1,128
Non interest income	776	578	1,505	1,398
Gain on sale of assets	—	200	150	75
Non interest expense	8,937	8,103	16,506	16,662

Income before taxes and other	1,016	1,602	4,262	3,971
Merger costs	—	—	100	400
Deferred salary costs	—	225	—	—

Income before taxes	1,016	1,377	4,162	3,571

Interest Income

Interest income is comprised of interest on loans and investments. At December 31, 2010, December 31, 2011, June 30, 2012 and September 30, 2012, the weighted average contractual interest rate was 5.21%, 4.70%, 4.90%, and 4.84%,

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

respectively and the weighted average duration was 2.6 years, 2.9 years, 2.8 years, and 3.0 years, respectively and loan and investment balances comprised 97%, 97%, 95%, and 95%, respectively of total assets.

Uncertainties inherent in projections of future interest income include loan growth, unscheduled principal repayments, fluctuations in interest rates, and non-payment of interest. Each of these uncertainties are related. While the Company forecasted net loan growth in its projections and a corresponding increase in interest income, management also considered that the contractual rates on the then-current level of loans and investments produced sufficient interest income to cover future expenses. Management also considered that, based on historical experience, that new loans generated were expected to be greater than the volume of prepayments, and that interest rates, while declining, were not likely to decrease dramatically in a relatively short period of time or to have a dramatic impact on the weighted average yield of the loan and investment portfolio in a short period of time. Management also considered that, based on historical experience and the understanding of the loan and investment portfolio, that non-payment of interest was not likely to have a material impact on interest income.

Interest Expense

Interest expense is comprised of fixed rate interest on debt, contractual rates paid on time deposits, and interest paid on non-maturity deposits which are generally discretionary as to rate and based on perceived market requirements. At December 31, 2010, December 31, 2011, June 30, 2012 and September 30, 2012, the weighted average cost of interest bearing liabilities was 2.03%, 1.71%, 1.62%, and 1.42%, respectively and the weighted average duration was 1.8 years, 1.9 years, 1.9 years, and 1.9 years. Deposits subject to discretionary rates of interest (rates which could be reduced to further reduce interest expense) comprised 21%, 24%, 26%, and 25%, respectively of total funding.

Uncertainties inherent in projections of future interest expense include deposit growth, deposit withdrawals, interest rate resets on maturing time deposits and changing market forces that may suggest a change in discretionary interest rates. While the Company forecasted net deposit growth in its projections and a net increase in interest expense, management also considered that interest rates were declining and not likely to spike in the near term, and that maturing time deposits would likely serve to continue to reduce interest expense in the future. Also, the maturities of FHLB fixed rate debt bearing a weighted average interest rate of 4.08% maturing in 2012 and May 2013 would reduce interest expense significantly if replaced with lower cost funding (which was probable based on the then current yield curve and FHLB cost structures). Discretionary interest rates on non-maturity deposits are to an extent controllable by the Company, and such rates had shown steady decline for the entire period and were not expected to require a significant increase in the near term.

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

Provision for Loan Losses

The provision for loan loss is subject to significant uncertainty. However, as the anticipated range of loss widens, the likelihood that actual results will fall within the range increases. At each reporting period, management considered whether the forecasted net income, exclusive of any estimate of loan loss provision, was expected to be greater than the worst-case loan loss provision in order to corroborate a conclusion that the Company would generate positive income and whether it was more likely than not that a portion of the DTA was realizable. For each of the periods discussed above, this analysis corroborated management’s expectation that a portion of the DTA was realizable. As discussed more fully in our letter dated November 16, 2012, the credit quality of the portfolio has been improving, certain uncertainties have recently been resolved, and the maturing portfolio is less volatile and more predictable than in the Company’s formation years of 2005-2008.

Non-Interest Income

The more significant component of non–interest income include loan & deposit fee income and wealth management fee income. Loan and deposit fee income is both transaction based and agreement based, and is relatively stable from period to period. Wealth management fee income is transaction based and can vary significantly month to month. However, over longer periods of time, transaction volume is generally more consistent and predictable. The amounts used in the forecasts of future taxable income reflect consideration of historical transaction volume, opportunity for future transactions given the current pipeline, the distribution network, and general changes occurring in the markets.

Non-Interest Expense

The most significant non-interest expense item is compensation, which is predictable. Costs related to classified loans and foreclosed properties represent the most uncertain amounts over a longer period of time. In the short term, these costs generally relate to known properties and known issues and can be reasonably estimated. Over longer periods of time, subjectivity increases and the level of precision in forecasts declines. Important to note is that certain items giving rise to material cost related to a loan product that has been discontinued by the Company and a terminated benefit plan (see the discussions regarding Collateral Protection Expense and Deferred Salary Expense in our letter dated November 28, 2012). As discussed in ASC 740-10-30-22 paragraph (c), these costs are non-recurring (i.e. not a “continuing condition”) and are not considered in future earnings estimates.

We believe this approach that measures contractual income against current and anticipated expense levels is analogous to the example in a big four accounting firm’s Q&A 29 to ASC 740 regarding the four sources of taxable income, which states in part:

Example 2 — Future Taxable Income Exclusive of Reversing Temporary Differences and Carryforwards

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

Detailed forecasts, projections, or other analyses are not required if an entity is expected to have sufficient future taxable income to support recognition of its DTAs. Further, an entity is not required to follow any specific guidelines in preparing forecasts or projections. Thus, although ASC 740 requires estimates of future income, an entity must use judgment in determining the extent of data to be accumulated and the process to be followed.

Assume that an entity has incurred a $1,000 operating loss for tax purposes in 20X2 for which no benefit can be recognized in the tax return for that year. The tax law permits the entity to use loss carryforwards to reduce taxable income in future years. During 20X2, the entity enters into a binding contract with a new customer to provide its services for three years for $1,500 per year. This new contract will provide the entity with taxable income in the coming year. The entity will be able to use the carryforward because sufficient taxable amounts will be present. Thus, a valuation allowance might not be necessary in this situation even if negative evidence such as the following is present: (1) a history of operating losses that have expired unused; (2) a carryback/carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business; and (3) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis.

Similar to the above example, because the Company had accumulated loans and investments that earned contractual interest sufficient to cover interest expense, loan losses and operating expenses, the Company believes this provided positive evidence that a full DTA valuation allowance was not appropriate.

Further, ASC 740-10-30-23 provides that:

An entity shall use judgment in considering the relative impact of negative and positive evidence.

Because the Company’s net operating losses were incurred during the Company’s start up years and during the financial crisis and recession when the entire banking industry had been negatively impacted by declining values, and the Company’s overall trend in earnings had been positive since 2008 (as more fully described in our letter dated November 28, 2012) and the overall economic outlook had improved, the significant negative evidence provided by such losses is less relevant with each period that the Company is profitable.

ASC 740-10-30-23 also provides that:

The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified.

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

The Company believes that the extent of which the Company’s positive trend in earnings and its earnings power (based on existing mix of assets and liabilities and the related contractual rates of interest) can be objectively verified provides strong positive evidence that the DTA, or a portion of the DTA, can be realized.

The Company notes that the positive trend in earnings as well as the current levels of contractual income discussed above relate directly to growth already achieved by the Company, and that profitability could be maintained with zero future growth. These considerations indicated to Management at each reporting period referred to above that the Company’s profitability will more likely than not be sustained, and that a full DTA valuation allowance was not appropriate.

3.	Please explain why it is appropriate to truncate your projections of future income to either a 12-month or 24-month period for the reporting periods in question. In this regard, it appears that truncating such projections does not consider all available evidence when determining the realizability of your deferred tax asset, as required under ASC 740-10-30-17. As part of your response, please explain how you considered whether truncating your projections to a short period implies uncertainty with respect to the sustainability of future taxable income and how you considered such uncertainty with respect to the weighting of your projections under ASC 740-10-30-23.

ASC 740-10-30-17 states the following:

All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. Information about an entity’s current financial position and its results of operations for the current and preceding years ordinarily is readily available. That historical information is supplemented by all currently available information about future years. Sometimes, however, historical information may not be available (for example, start-up operations) or it may not be as relevant (for example, if there has been a significant, recent change in circumstances) and special attention is required.

In determining that a valuation allowance not required for a portion of the Company’s DTA, the Company considered all available evidence, including its current financial position and its results of operations for the current and preceding years, as well as currently available information available for all future periods. In measuring the valuation allowance appropriate for the portion of the deferred tax asset that was not more likely than not to be realized, the Company considered ASC 740-10-30-24:

Future realization of a tax benefit sometimes will be expected for a portion but not all of a deferred tax asset, and the dividing line between the two portions may be unclear. In those circumstances, application of judgment based on a careful assessment of all available evidence is required to determine the portion of a deferred tax asset for which it is more likely than not a tax benefit will not be realized.

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

Based on the above, and the absence of a “bright line” to determine the time frame for assessing future taxable income, management utilized the future period which future taxable income, in its judgment, could be reliably forecasted.

For the years ended 2010 and 2011, management believed that the projections of future taxable income for the following year could be reasonably estimated, in part due to the increased profitability of the Company in the recent preceding past as discussed above, and could be used as evidence in a more likely than not analysis. Given the duration of the loan portfolio at these times, the level of principal repayments experienced and anticipated, and the declining interest rate environment, management believed that estimates of future taxable income for periods subsequent to one year included both a higher level of subjectivity and could be influenced more by economic and environmental factors, which made it difficult to include in a more likely than not analysis, particularly given the losses sustained in recent periods. As a result, management believed it appropriate to consider only one year of future taxable income in measuring the net DTA (i.e. the Company did not truncate its projections of future income; rather, the Company used projections for periods which it believed could be reliably estimated). Also important to note is that there was not uncertainty regarding whether or not the Company would be profitable in the later periods; rather, management concluded that there was sufficient uncertainty with respect to estimating the amount and timing of income in these future periods to deem such projections not sufficiently reliable. Further, the Company notes that many uncertainties and potential changes have offsetting effects in the Company’s income statements (e.g. a change in interest rates will impact both interest income and interest expense over time).

With the improving economic environment in 2012, lower and more stable interests rates, stabilization of principal repayments, resolution of specific loan issues, and overall credit quality improvement, management believes that their projections of future taxable income are less subjective and more precise, and that 2 year projections support a more likely than not analysis of the recovery of the DTA. Further, maturation of the loan portfolio and clarity into how maturing FHLB funding advances (as described in our letter dated November 28, 2012) will be replaced by the Company provide not only for increased earnings, but also for more certainty and accuracy in management’s projections. However, given the still uncertain political and economic environments, changes can occur that impact longer term projections, and management believes that use of a longer period to project earnings for purposes of establishing the level of the deferred tax asset valuation allowance would not be appropriate at this time.

The Company notes also that its DTA evaluation process includes a “lookback analysis” to determine whether current and future assumptions should be challenged. In 2010, the

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

Company reversed $325 thousand of the valuation allowance related to the deferred tax asset in regards to expected utilization of future tax benefits based on projected taxable income for the next 12 months, or the full year of 2011. Looking back, the Company’s actual benefit utilized in 2011 was $227 thousand. In 2011, the Company reversed an additional $325 thousand of the valuation allowance related to the expected utilization based on 2012 projected taxable income. The Company’s current projection for 2012 (using actual results through November 30, 2012) will utilize approximately $338 thousand of net operating losses for this period. These results are summarized below, along with the tax impact of net unrealized gains on investment securities at the end of the period which can be used to generate future taxable income:

			Utilized / Estimated	Over (Under) Utilized
As of:	Recognized	Tax Year			As of:	Tax Impact Unreal Gain

12/31/10	$325,000	2011	$226,766	$(98,234)	12/31/11	$292,771
12/31/11	324,766	2012	337,686	12,920	11/30/12	$330,517

	$649,766		$564,452	$(85,314)

The Company believes that these analyses support the assumptions used in recording the DTA in prior periods and that the forecasts of future taxable income have been consistent with actual results.

4.	Please tell us how you concluded that gains recognized on the sales of investments should be included in the analysis of your historical earnings trends and projections of future income. Investment security gains would seem to represent a tax planning strategy under ASC 740-10-30-18 and would not appear appropriate for inclusion in your analysis of trends in your historical earnings and projections of future income.

Historically, when considering exposures to changes in interest rates, the duration of particular investments and regional sensitivity to credit risk, the Company has, from time to time, taken security gains in order to lock in gains and protect capital. However, management has not included security gains in its projection of future earnings, other than in circumstances where the decision has been made to sell a security for the above stated reasons. Accordingly, since potential investment security gains are not included in any material way in the future projections, they are available for use as a tax planning strategy under ASC 740-10-30-18. As of December 31, 2011, June 30, 2012, and September 30, 2012, the Company had unrealized gains on available for sale investments totaling $861 thousand, $909 thousand and $1.09 million, respectively, which if realized, would produce taxable income for corresponding NOL utilization, in excess of projected earnings, of $293 thousand, $258 thousand and $346 thousand, respectively for those same periods.

Mr. Christian Windsor

Securities and Exchange Commission

December 21, 2012

Based on the discussion above, our previous disclosures and correspondence with the Commission, and considering the contractual nature of the Company’s interest income and interest expense and the relative materiality and degree of predictability inherent in other operations, the Company believes that a full deferred tax asset valuation allowance is not appropriate at the reporting periods discussed above. Further, the changing and improving environment, lower and stabilizing interest rates, stabilizing principal repayments and improved credit quality, coupled with the predictability of contractual earnings and resolution of certain loan portfolio uncertainties, allow the Company to better predict future earnings for a limited period of time. Management has exercised judgment as provided by ASC 740-10-30-24 in each reporting period to identify the period for which future taxable income can be reliably forecasted, and the Company believes (and the Company’s independent accountants concur), that the deferred tax asset recorded by Company at each reporting period is appropriate and in accordance with the relevant accounting guidance specified in ASC Topic 740; Income Taxes.

Thank you for your attention to this matter. We look forward to working with the Commission to resolve these comments expeditiously. If you have further questions or need any further information, please do not hesitate to call me at (484) 527-4020 or David W. Swartz of Stevens & Lee at (610) 478-2184.

Sincerely,
FIRST PRIORITY FINANCIAL CORP.

/s/ DAVID E. SPARKS

David E. Sparks
Chairman, President and Chief Executive Officer

cc:	David Irving, Securities and Exchange Commission

Davit Lyon, Securities and Exchange Commission

David W. Swartz, Esq., Stevens & Lee, PC

Kimberly J. Decker, Esq. Barley Snyder, LLP